Exhibit 99.20

NEWS RELEASE

ALLIED GOLD ANNOUNCES SETTLEMENT OF TERMS OF A DEFINITIVE PROTOCOL AGREEMENT WITH THE GOVERNMENT OF MALI WHICH WHEN SIGNED WILL DEAL WITH THE ISSUE OF A TEN YEAR EXPLOITATION PERMIT FOR SADIOLA, ADVANCEMENT OF THE KORALI-SUD (DIBA) DEPOSIT, SETTLEMENT OF CERTAIN CLAIMS AND ADVANCEMENT OF THE EXPANSION PLANS FOR THE MINE, AND ALSO ANNOUNCES FINANCING STRATEGY UPDATE

TORONTO, ON – September 3, 2024 ─ Allied Gold Corporation (“Allied” or the “Company”) announces that it has settled the terms of a definitive protocol agreement (the “Protocol Agreement”) with the Government of Mali, the execution of which is pending. The Protocol Agreement provides for the renewal of the Exploitation Permit for the Sadiola Gold Mine, the advancement of the development and processing of the nearby Korali-Sud (Diba) deposit, and the continued development of the phased expansion of the Sadiola Gold Mine. The Sadiola Exploitation Permit, which will be valid for a full ten years, will be issued under the newly decreed 2023 Mining Code, with renewals of equal duration available until all mineral reserves have been mined out. An application is in progress, and the permit is expected within a few weeks. With the completion of a feasibility study and tolling agreement relating to Korali-Sud, which the Company expects to file with mining authorities forthwith, all necessary approvals for the development of Korali-Sud and the processing of ore from this satellite deposit at the Sadiola Gold Mine facilities are expected within a defined period of time after entering into the Protocol Agreement, thereby ensuring contributions to production from this satellite deposit in the third quarter and, most significantly, in the fourth quarter. The Protocol Agreement also contemplates certain derogations from royalties otherwise applicable under the 2023 Mining Code. Finally, the Protocol Agreement provides that, in consideration of a one-time upfront cash payment, all outstanding disputes, allegations, audits, and assessments, including those related to tax, customs levies, maintenance and management of offshore accounts, and the development and management of the mine and satellite areas, will be settled. The cash payment is expected to be paid from available cash on hand and other sources.

As the Company has been given assurances that the Protocol Agreement is approved and its execution is pending, the Company has been progressing its implementation, which includes the preparation and filing of required applications and documents for the issuance of the Sadiola Exploitation Permit and relating to mining and processing of ore from Korali-Sud. In the interim, the Company continues to mine under legal authority and support from various ministries and authorities in country.

The Sadiola Gold Mine is directly owned by SEMOS, which is 80% owned by Allied and 20% owned by the Government of Mali. Located in the Kayes region of Western Mali, it is a producing gold mine undergoing a phased expansion. Korali-Sud is a nearby oxide gold deposit that will contribute to increased intermediate-term oxide gold production at the Sadiola Gold Mine, as ore from Korali-Sud is processed at the mine's facilities.

As previously disclosed, Allied, along with other industry participants, has been meeting with Malian government representatives to discuss the impact of the new mining law on mining companies. The Company has actively participated in these meetings and continues to engage in ongoing discussions while maintaining normal mining operations. The settlement of the Protocol Agreement terms marks a significant step in securing the future of, and creating certainty for, the Sadiola Gold Mine and its expansion plans. The Protocol Agreement reaffirms Allied’s commitment to working collaboratively with the Malian government and other stakeholders and, in that regard, contemplates ongoing dialogue on advancing the mine’s expansion and improving its economics and value.

Allied Gold continues to work collaboratively with all local stakeholders to advance project improvements and optimizations while balancing project economics with the importance of making positive contributions to the Malian economy. This ongoing dialogue reflects Allied’s commitment to advancing the development of mining opportunities in a cooperative manner, ensuring that the benefits are shared with the people of Mali. The settlement of the Protocol Agreement terms represents a significant milestone, providing certainty for the future of the Sadiola Gold Mine, while also reinforcing Allied’s long-term commitment to Mali as a prolific precious metals mining jurisdiction with significant gold mining opportunities along the same trend as Sadiola. The Company intends to advance further discussions related to these opportunities.

Sadiola Gold Mine Phased Expansion Plan

The Sadiola Gold Mine expansion is designed as a two-phased, yet integrated, project. The first phase focuses on operational sustainability, establishing key infrastructure, and providing critical plant-scale technical information on the processing of fresh ore, allowing for further confirmation of the extensive testwork conducted to date and paving the way for a seamless transition into a transformational second phase that is expected to position the Sadiola Gold Mine as a top-tier, generational, low-cost gold mine.

The first phase of the expansion involves primarily crushing and milling modifications to the existing CIP processing plant, resulting in up to 60% of fresh ore (compared to roughly 20% currently) being processed at the plant at a rate of up to 5.7 Mt/y. This phase also includes infrastructure upgrades to prepare the site for the second phase of the expansion. Engineering related to the integrated expansion is well advanced, pre-construction activities have been progressing according to plan this year, and modifications to the existing plant as part of the first phase are scheduled to begin in Q4 2024. The first phase will lead to a planned production level of 200,000 to 230,000 ounces per year for at least four years. This planned yearly production represents a significant increase over 2023 production, which is used as a baseline. The Company expects to spend approximately $65 million through 2025 on this phase, with the majority of the investment focused on plant modifications, including an additional provision of $5 million for cyanide detoxification, which was originally planned for the second phase but has now been accelerated into the first.

The first phase will also provide the Company with plant-scale technical information on the processing characteristics of SEMOS’ inventory of fresh ore, corroborating previous historical test work and enabling the Company to better determine the expected plant capacity for the second phase. During this phase, the Company will also evaluate various optimizations and anticipated increases in recoveries.

The second phase involves the construction of a new CIL processing plant specifically designed to process fresh ore, along with related infrastructure. Construction is set to begin in late 2026 and is expected to be completed in 2028. The Company plans to complete the expansion a full year ahead of schedule, drawing on its project optimization program. The capital costs of the new CIL plant in the second phase of the expansion are expected to be approximately $400 million, to be spent from 2026 to 2028.

Sadiola Optimization Initiatives

Allied is dedicated to further optimization and improvement of the Sadiola Gold Mine, and it is currently advancing several initiatives to improve project production and economics. These opportunities include improved recoveries, increased throughput, and optimized mining inventories, among others.

Previous studies suggested that metallurgical recoveries could increase by up to 15% via flotation and concentrate treatment options. To confirm and optimize this important opportunity, the Company is advancing metallurgical test work and a prefeasibility study to confirm the parameters for a flowsheet including whole ore flotation and atmospheric leaching. This optimization could significantly enhance the project’s economics compared to the current CIL circuit recoveries of an average of 75% and related production projections, reinforcing the value of Allied’s phased investment approach.

In addition to the recoveries optimization, Allied is also advancing the engineering of an optimized comminution circuit that could potentially lead to a 10% increase in throughput. By combining the impact of both initiatives, the Company is targeting higher production and lower costs after the second phase of the expansion.

Due to the improvements mentioned above, Allied is also advancing studies to optimize the mining inventory, considering the impacts of increased recoveries and increased throughput. Preliminary optimizations show that increased recoveries along with other optimizations could potentially lead to a significant increase in mineable inventories.

While pursuing the expansion of the Sadiola Gold Mine, the Company is targeting optimized production in the near term, driven by contributions from high-grade oxide ore from recent discoveries in its mineral tenements, which are now advancing to development, and from Korali-Sud. On the latter, the Company has advanced an updated feasibility study, which is planned for submission to governmental authorities soon. The Protocol Agreement also contemplates obtaining pending approvals for the advancement of Korali-Sud within thirty days, subject to approval of the updated feasibility study and entering into a tolling agreement for processing its ore at the Sadiola Gold Mine plant. As previously discussed, the Company’s objective is to maintain production levels between 200,000 and 230,000 ounces per year over the next two years as a minimum, reduce All-In Sustaining Costs (“AISC”)(1), and increase revenue and cash flows to support development projects across the Company in line with Allied’s financial strategy.

With this long-term, value-focused strategy, the Sadiola Gold Mine is planned as a generational gold mine with low-cost production continuing for several decades, initially at a production level of 200,000 to 230,000 ounces per year beginning this year, and increasing to up to 400,000 ounces per year.

Financing Strategy Update

The Company's strategy to unlock the significant value in its large and expanding mineral inventory is supported by the financial flexibility needed to internally fund these optimizations and growth initiatives, and as a precaution, so that the Company is not dependent on the price of gold and other variables, Allied is actively executing a select number of financing alternatives. This strategic direction is prompted by the current capital markets not fully capturing the inherent value of the Company's assets, leading Allied to seek alternative sources of capital that offer low-cost options with the added benefit of more accurately reflecting true value to market participants.

Given the competitive cost of capital realized via the Côte d'Ivoire stream and strong market feedback, Allied is arranging a $225 million to $275 million Kurmuk funding package comprising a gold stream and a gold prepay facility on the Kurmuk development project. The prospective stream validates the opportunities at Kurmuk, including its strong geological upside potential, and has attracted significant interest at an attractive cost of capital. The Company is in advanced stages of discussions with potential partners, and it is targeting proceeds between $125 million to $175 million in exchange for a gold stream at Kurmuk in the range of 5% to 7%, and single-digit rates of cost of capital. The gold prepay facility is targeted in the range of $75 million to $100 million and it would bring forward cash flows and include a built-in gold price hedge amidst favorable market prices. This prepay would begin gold deliveries in September 2026 and it is expected to be completed by March 2028, further balancing the cash requirements for its construction while also presenting competitive cost of capital rates. This comprehensive funding solution is expected to be formalized by the end of September 2024.

Lastly, a further benefit of this financing plan is that it will provide the Company further financial flexibility to apply cash flows from existing operations, which are expected to increase because of operational improvements and optimizations, toward the possible acceleration of expansion plans at Sadiola and maximizing value creation.

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold is progressing through exploration, construction and operational enhancements to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

END NOTES

(1)	This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release and section 11 of the Q2 2024 MD&A.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains "forward-looking information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company's strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. Forward-looking information included in this press release includes, without limitation, statements with respect to information concerning the Sadiola phased expansion plan, including possible acceleration of same; expected production and costs, exploration, development and operating plans herein being met; the anticipated execution of the Company’s proposed financing alternatives related to the Kurmuk funding discussed herein and the expectation that this will provide the Company further financial flexibility possible acceleration of expansion plans at Sadiola and maximizing value creation. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company's dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; risks related to the Company’s expansion and optimization plans discussed herein not being met within the timeframe anticipated, or at all; risks related to the Company’s proposed alternative financing initiatives discussed herein not being met within the timeframes anticipated, or at all; health, safety and environmental risks and hazards to which the Company's operations are subject; the Company's ability to maintain or increase present level of gold production; the Company’s ability to execute on its expansion and optimization plans; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; the Company’s success in executing non-dilutive financing alternatives; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company's ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company's future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company's operations; reliance on the Company's existing infrastructure and supply chains at the Company's operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company's operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company's compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company's ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); risks related to the Company's investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company's results of operations and market price of common shares; risks associated with financial projections; force majeure events; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company's dependence on key management personnel and executives; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and the Company's plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING NON-GAAP MEASURES

The Company has included certain non-GAAP financial performance measures in this press release, which supplement its Consolidated Financial Statements that are presented in accordance with IFRS, including the following:

•    AISC per gold ounce sold

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management's determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a company's ability to generate operating earnings and cash flows from its mining operations.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council ("WGC"), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company's cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company's operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales, excluding DA. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.